Dolly Varden Announces Issuance of Common Shares
for Acquisition of Porter Project

Vancouver, British Columbia - May 23, 2025 - Dolly Varden Silver Corporation (TSXV: DV | NYSE-A: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to announce that, further to its news release dated May 8, 2025, it has completed the acquisition of the Porter Project, located in the Golden Triangle, British Columbia, further strengthening Dolly Varden's position as a prominent precious metals exploration Company in the region. The Porter Project is comprised of 15 contiguous claims and 46 crown grants, encompassing an area of approximately 3,192 hectares in the Golden Triangle, British Columbia.

Dolly Varden completed the acquisition of the Porter Project from Strikepoint Gold Inc. ("Strikepoint") for consideration of $1,100,000, which was satisfied by the issuance of 295,699 common shares of the Company ("Consideration Shares") at a deemed price of $3.72 per Consideration Share.  In connection with the issuance of the Consideration Shares to Strikepoint, the Company has filed a prospectus supplement dated May 21, 2025 to its base shelf prospectus dated April 25, 2023 to qualify the distribution thereof.

About the Porter Project

The Porter Project has an upside exploration potential between two shear hosted silver-rich vein systems: the historic Silverado mine and past-producing Prosperity-Porter Idaho mines that are separated by a 2,350 meter long unexplored trend. Veins at both sites run at a similar orientation and it is hypothesized that the system may be continuous under the summit of Mount Rainey. The Prosperity-Porter Idaho vein system has seen past production, having been mined between 1929 and 1931, producing 27,123 tonnes of direct shipping ore with recovered grades of 2,542 g/t silver (73.8 oz/ton) and 1 g/t gold (yielding approximately 2.2 million ounces of silver). The ore was shipped to the port at Stewart, British Columbia via aerial tramway.

Figure 1: The location of the Porter Project is shown in green, the location of the Kinskuch Property is shown in blue (the proposed acquisition of which was announced in a news release dated May 5, 2025, and which is not yet complete), and the location of the MTB Metals Corp. Properties are show in orange (the proposed acquisition of which was announced in a news release dated May 15, 2025 and which is not yet complete).

Further Information

While Strikepoint and Dolly Varden are not considered to be "related parties" pursuant to applicable securities laws, the parties are considered to be "non-arm's length parties" pursuant to the policies of the TSXV on account that Shawn Khunkhun, Chief Executive Officer, President and a Director of Dolly Varden is also the Executive Chairman and Director of Strikepoint. The terms of the transaction were negotiated by disinterested members of management of Strikepoint and Dolly Varden. No finders fees or commissions are payable by the Company in connection with the transaction. The Consideration Shares were issued without any trading restrictions.

The securities described in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, or the laws of any state or other jurisdiction of the United States.  These securities may not be offered or sold in the United States absent such registration or an available exemption therefrom.  This release does not constitute an offer to purchase or a solicitation of an offer to buy securities in any jurisdiction.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101, has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25 kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include the proposed benefits of Porter Project to the Company, and the proposed acquisitions of the Kinskuch Property and the Theia Property. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.